Mail Stop 4561

May 7, 2009

Lawrence D. Bain
Chief Executive Officer
ProLink Holdings Corp.
410 South Benson Lane
Chandler, AZ 85224

>   **Re: ProLink Holdings Corp.**
>   **Form 8-K Filed April 24, 2009**
>   **File No. 000-25007**

Dear Mr. Bain:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant